AARON JIMENEZ

 Los Angeles, California, United States

SUMMARY

Aaron Jimenez is Chief Information Officer and leads technology and information management at AEA. Aaron has been with AEA since 2014.

WORK EXPERIENCE

Advancing Eco Agriculture

Chief Information Officer • June 2014 - Present

- Leads IT team
- Spearheaded the creation of an in-house CRM and in-house applications that helped AEA consultants analyze and give recommendations to farmers
- Develops innovative ideas that have immeasurable impact on strategy, tactical planning and sales. Created a marketing strategy to maximize farmers impact while lowering barriers of entry

WWOOF-USA®

Farm Hand • June 2011 - June 2014

- Learned multiple farm skills including troubleshooting, thinking outside the box, blacksmithing, alternative building, water catchment, animal husbandry

United States Marine Corps

Marine Corp Logistics Specialist • January 2001 - June

- Deployed seven times to Iraq and Afghanistan, promoted 6 times
- Various positions included supply line logistics, managing schedules, on-hand counts
- Led a team of more than 40 marines in Iraq
- Avionics Tech - Fixed helicopter electronics
- Crew Chief - Responsible for aircrafts and passengers

EDUCATION

Bachelor of Science - BS, Business Administration and Management

University of Florida • April 2002 - June 2006